BioDelivery Sciences International, Inc.

324 South Hyde Park Avenue, Suite 350

Tampa, FL 33606

VIA EDGAR TRANSMISSION

April 12, 2011

Mr. Jeffrey Riedler

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	BioDelivery Sciences International, Inc. (the “Registrant”)
Registration Statement Form S-3 (the “Registration Statement”)
Filed April 1, 2011, as amended April 12, 2011
File No. 333-173261

Dear Mr. Riedler:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. on Wednesday, April 13, 2011 or as soon as practicable thereafter.

Please note that the Registrant acknowledges the following:

1. Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please feel free to contact me at your earliest convenience.

Very truly yours,

/s/ James A. McNulty

James A. McNulty
Chief Financial Officer
BioDelivery Sciences International, Inc.

cc:	Lawrence A. Rosenbloom, Esq.
Ms. Karen Ubell (of the Staff, via Edgar transmission)